CONFIDENTIAL TREATMENT REQUESTED BY ZILLOW, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

August 23, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Kathleen Collins, Accounting Branch Chief

Melissa Feider, Staff Accountant

Re:	Zillow, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 2, 2012

File No. 001-35237

Dear Ms. Collins:

This letter responds to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2012 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K of Zillow, Inc. (the “Company” or “Zillow”) for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”). For the purpose of business confidentiality, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

August 23, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.	Tell us your consideration for disclosing the quantitative impact of the increase in the average price for new and renewal of existing Premier Agent subscriptions. When a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the guidance within Section III.D of SEC Release No. 34-26831, which provides that discussion and quantification of the contribution of two or more factors, including any offsetting factors, to material changes from year-to-year financial statements are required to the extent necessary to provide an understanding of the registrant’s business as a whole. The pricing for new and renewing Premier Agent subscriptions are negotiated from the same basic rate cards, and there is no meaningful difference in pricing between new and renewing subscriptions. The Company does not believe the quantitative impact of the increase in the average price for Premier Agent subscriptions promotes a better understanding of the Company’s business because subscription prices vary significantly across zip codes and Premier Agent subscribers have the flexibility to purchase more inventory than other Premier Agent subscribers. The Company emphasizes that wide variances in pricing exist between zip codes purchased by the Company’s Premier Agent subscribers, and therefore, disclosure of the average price for subscriptions would not provide a meaningful understanding of the Company’s business. Additionally, the average subscription price per Premier Agent subscriber is not meaningful because Premier Agent subscribers are not limited in the amount or nature of inventory they may purchase (i.e., agents may purchase multiple zip codes). Agents who have purchased multiple zip codes would have the impact of inflating the average subscription price. As such, disclosure of the quantitative impact of changes in the average price for Premier Agent subscriptions could have the effect of over- or underemphasizing its impact on material changes from year-to-year in the financial statements. For these reasons, the Company believes that disclosure of the dollar amount or percentage increase in the average price for Premier Agent subscriptions would not provide meaningful disclosure to readers.

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

Although the Company does not make disclosure of the average subscription price because the Company does not believe the disclosure enhances a reader’s understanding of its business, the Company does emphasize that a reader could calculate the price per unit based on information included in the Form 10-K if such price was relevant to the reader.

2.	Additionally, please provide us with the amount of revenue generated by Zillow Mortgage Marketplace for the three years ended December 31, 2011 and the subsequent interim periods. To the extent this revenue stream, and/or the change in revenue for this stream was material, tell us your consideration to include a discussion of such revenues in MD&A, including the metrics you use to monitor this revenue stream (e.g., number of clicks on advertisements and/or number of loan requests).

Response: Revenue generated by Zillow Mortgage Marketplace for the years ended December 31, 2011, 2010 and 2009 was approximately $*, $* and $*, respectively, which represented *%, *% and *% of total revenue, respectively. Revenue generated by Zillow Mortgage Marketplace for the three and six months ended June 30, 2012 was approximately $* and $*, respectively, which represented *% and *% of total revenue, respectively. The Company does not currently consider this revenue stream and/or changes in this revenue stream to be material, in part because of the percentage of total revenue that Zillow Mortgage Marketplace has represented, and therefore has not disclosed the amount of or changes in revenue generated by Zillow Mortgage Marketplace in MD&A. The Company will continue to monitor the revenue generated by Zillow Mortgage Marketplace and will make additional disclosures in the event the revenue stream becomes material to the financial statements or if the Company determines that such disclosure would aid the reader in understanding its business.

3.	We note that the percentage increase in display revenue was lower than the percentage increase in average monthly unique users for the three months ended December 31, 2011 compared to December 31, 2010 and December 31, 2010 compared to December 31, 2009. Please explain why this difference exists. In your response, please address the following:

•

Tell us if counting individuals that access your website using different web browsers in a given month results in inflating the number of unique users and if you considered and/or can exclude or quantify the amount of duplicative users;

•

If an individual accesses one of your domains and your mobile application in the same month, please tell us why you believe it is appropriate to include this individual twice in the number of average monthly unique users;

•

We note from the transcript of your earnings call on August 7, 2012 for the second quarter ended June 30, 2012 that mobile usage has become a significant source of traffic and revenue; that more homes are viewed on Zillow via mobile devices as compared to desktops; and that mobile users are three times more likely to contact an agent than a desktop user, etc. Tell us your view as to whether it would be meaningful to separately disclose the number of unique users accessing your websites through mobile devices, and;

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

•	To the extent it becomes meaningful in fiscal 2012 and beyond, tell us if you will consider separately disclosing the number of unique users by domain name (i.e., Zillow.com and Rentjuice.com).

Response: The Company acknowledges that the percentage increase in display revenue was lower than the percentage increase in average monthly unique users for the three months ended December 31, 2011 compared to December 31, 2010 and December 31, 2010 compared to December 31, 2009. The Company notes that although there is a relationship between the numbers of average monthly unique users and display revenue, there is not a direct correlation, as the Company does not sell all of its display inventory each period. As a result, similar to prior periods, the growth rate in the Company’s monthly unique users has outpaced the growth rate of display revenue. In future filings, the Company will explain this trend. The Company emphasizes that the number of average monthly unique users is the primary growth driver monitored by the Company’s management to analyze display revenue.

The Company uses Google Analytics, a third party service provider, to measure its unique users. The Company disclosed the following on page 35 of its Form 10-K:

We count a unique user the first time an individual accesses one of our websites using a web browser during a calendar month, and the first time an individual accesses our mobile applications using a mobile device during a calendar month. If an individual accesses our websites using different web browsers within a given month, the first access by each such web browser is counted as a separate unique user. If an individual accesses more than one of our websites in a single month, the first access to each website is counted as a separate unique user since unique users are tracked separately for each domain. If an individual accesses our mobile applications using different mobile devices within a given month, the first instance of access by each such mobile device is counted as a separate unique user.

The Company does not have the ability to quantify the number of users who access its websites using different web browsers or mobile devices during a calendar month as it relies on the counting methodology of a third party service provider and users are not required to sign in to access the Company’s websites or mobile applications. For the same reason, the Company does not have the ability to determine if the same individual accesses more than one of Zillow’s domain names or mobile applications in the same month. However, the Company believes its disclosure of the methodology for calculating unique users illustrates the potential for duplicative users.

The Company has considered whether it would be meaningful to separately disclose the number of unique users accessing our mobile applications or accessing our websites on a mobile device, and concluded that disclosure of mobile unique users would not be meaningful. The Company does not consider the number of mobile unique users to be meaningful given the Company does not sell mobile advertisements to Premier Agent subscribers on a separate basis. The Company notes that Premier Agent subscribers pay

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

for the benefits provided by the Company’s services on an aggregate basis (i.e., on a mobile device and desktop). Although mobile users are three times more likely to contact an agent than a desktop user, the Company does not directly generate revenue based on the number of contacts. While the efficiency of mobile is important to the Company’s business, the Company does not have the ability to separately monitor mobile versus desktop revenue streams, and therefore, disclosure of the number of mobile unique users would not be meaningful.

The number of unique users to domain names other than Zillow.com (including domain names associated with our acquisitions of Postlets LLC, Diverse Solutions, Inc. and RentJuice Corporation) are not currently considered material. However, in the event the number of unique users to domain names other than Zillow.com becomes meaningful, we will consider separately disclosing the number of unique users by domain name.

4.	On page 40 you state that the growth in unique users increased the number of graphical display impressions available for sale and advertiser demand for graphical display inventory. Tell us your consideration to disclose the period over period change (or percentage change) in the number of ads delivered, the average price per ad and the average revenue per user. Also, tell us your consideration to include a discussion of the number of, and change in, advertising customers. Alternatively, tell us why you believe this information is not relevant to the change in your display revenues. For guidance, refer to Section III. B of SEC Release No. 33-8350.

Response: The Company acknowledges to the Staff that it has considered the guidance included in Section III.B of SEC Release No. 33-8350, and the Company believes that the number of average monthly unique users represents the key indicator of operating performance related to display revenue. Growth in display revenue is primarily evaluated by management based on the availability of display inventory, which is driven by the number of unique users to our mobile applications and websites. Thus, the Company believes the disclosure of changes in the number of unique users provides the key indicator necessary for an understanding of the Company’s operating performance, and the disclosure is consistent with the Company’s internal view of the business.

The Company does not believe it would be meaningful to disclose the number of ads delivered or the average price per ad because the advertising units sold are not homogeneous in nature. The advertisements vary significantly in type and price based on the style, location and size and, therefore, the Company does not believe such indicators are meaningful in evaluating changes in display revenue over time. The Company also does not provide disclosure of the amount of average display revenue per unique user as this metric is not evaluated by the Company’s management, and, therefore, would detract from the reader’s ability to discern what the Company considers to be key performance indicators. In addition, the amount of average display revenue per unique users is easily calculable from the Company’s disclosures already included in the Form 10-K if relevant to a reader. Further, the Company does not believe it would be meaningful to disclose the number of advertising customers as comparisons over time would not be meaningful because of the Company’s shift to increased syndication of display inventory, whereby the Company’s inventory is purchased by a network advertiser and is then sold through such network to multiple advertisers.

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

As noted above in the Company’s response to Comment No. 3 of the Comment Letter, the Company will explain in future filings that, although there is a correlation between the number of average monthly unique users and display revenue, it is not a direct correlation, primarily because the Company does not sell all of its display inventory each period.

Critical Accounting Policies and Estimates, page 47

5.	Please tell us how you considered the interpretive guidance in SEC Releases 33-8350 in your critical accounting policy disclosures. In this regard, it appears that your critical accounting policy disclosures are very similar to the accounting policy disclosures in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Please explain further how you intend to comply with this guidance.

Response: The Company respectfully notes the Staff’s comment and confirms that, beginning with its annual report on Form 10-K for the year ended December 31, 2012, the Company will expand the discussion regarding critical accounting policies and estimates in consideration of the interpretive guidance in SEC Releases 33-8350. For example, we expect to expand our disclosures as follows:

•

Goodwill: The Company will expand the discussion to explain that the Company has completed a material acquisition during the year ended December 31, 2012, and will elaborate on any significant judgments associated with the Company’s business combination impacting the amount of goodwill recorded. In addition, discussion will be expanded to disclose the amount of goodwill recorded as of the balance sheet date, and explain whether or not any impairment losses have been recorded for the periods presented, along with any significant factors impacting the amount of any impairment recorded, as applicable.

•

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets: The Company will expand the discussion to explain that unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of the Company’s assets and could result in an impairment charge. The discussion will also explain that fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and that the Company’s management must make various assumptions and

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

estimates when performing its impairment assessments, particularly as it relates to cash flow projections. The Company will explain that cash flow estimates are, by their nature, subjective, and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. The Company will also explain that these estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting the Company’s industry. The Company will also expand the discussion to disclose the amount of property and equipment and intangible assets recorded at the balance sheet date, and will explain whether or not any impairment losses have been recorded for the periods presented, as applicable.

The Company does not currently expect any significant changes in the estimates and assumptions underlying its critical accounting policies and estimates, but will continue to monitor for significant changes each reporting period.

Item 8. Financial Statements and Supplementary Data

Note 6. Acquisitions, page 65

6.	You disclose the preliminary estimated fair value of the intangible assets acquired from your acquisition of Diverse Solutions, Inc. was determined based on a third-party valuation. You also have similar disclosure for your acquisition of RentJuice Corporation in Note 6 to your June 30, 2012 Form 10-Q. Please describe further the nature and extent of the third-party valuation firm’s involvement in determining the fair value of the intangible assets recorded in connection with your acquisitions and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response: The Company prepared the purchase price allocations, and in doing so, considered or relied in part upon reports of third party experts. The scope of the work of the third parties was as follows:

•	Discussions with the Company that included the Company’s history, the identification of the intangible assets, and the projected financial results attributable to the intangible assets;

•	A review and analysis of the historical and projected financial performance of the Company, which was prepared by the Company;

•

An analysis of future cash flows expected to be generated by the intangible assets, including an analysis of projected revenue, operating expenses, capital expenditures, and investments or surpluses in working capital;

•	A review of investors’ expectations regarding publicly traded companies that are similar to the Company; and

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

•

Assistance in generating the valuation models described in the Company’s filings (including the estimated cost to recreate the developed technology, the estimated cost to reacquire the customer relationships, and the relief-from-royalty method).

The results of the calculations underlying the valuation models, including the methodology and factors used, were reviewed by management of the Company. Management of the Company determined the final fair values to assign to the intangible assets in determining the purchase price allocation and had sole responsibility for those items in the financial statements. The Company does not believe there is a requirement to comply with Rule 436 with respect to the purchase price allocation figures, as the purchase price allocation figures are attributed to the Company. The Company emphasizes that it has not asserted in its filings that the purchase price allocation figures have been reviewed or passed upon by any third parties, and therefore, the Company does not believe that the written consents of the third party experts are required to be filed as exhibits to the Form 10-K.

The Company will revise its disclosures in future filings to clarify that the Company prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert in accordance with Question 141.02 of the Compliance and Disclosure Interpretations.

Note 9. Income Taxes, page 68

7.	You state on page 69 that you provided a full valuation allowance against the deferred tax assets as of December 31, 2011 and 2010 because there is a “significant degree of uncertainty” around your ability to realize the deferred tax assets in the future. Please confirm that based on the weight of available evidence you determined that it is “more likely than not (a likelihood of more than 50 percent)” that some portion or all of the deferred tax asset will not be realized. If true, please revise your disclosures in future filings to indicate as such pursuant to the guidance in ASC 740-10-30-5(e).

Response: The Company confirms to the Staff that based on the weight of available evidence the Company determined that it is more likely than not (a likelihood of more than 50%) that some or all of the deferred tax asset will not be realized. The Company will revise its disclosures in future filings to indicate the foregoing pursuant to the guidance in ASC 740-10-30-5(e).

Note 13. Commitments and Contingencies, page 73

8.	For each of the CoreLogic and CIVIX settlement agreements, please tell us the amounts recorded for the settlement component of the arrangement. Additionally, please tell us the amounts assigned to the data license and prepaid royalty, respectively. In your response please tell us how you estimated the fair value of the settlement and license/royalty components in the arrangements and the guidance considered in your analysis.

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

Response: In addition to the Company’s evaluation of the applicable guidance in ASC 450-20-50 related to loss contingencies, the Company also considered two recent speeches made by members of the Staff of the SEC that the Company believes provide additional clarity regarding the accounting for litigation settlements, including allocation of the consideration to the various arrangement elements. The first is the Speech by SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Development (the “2007 SEC Speech”), by Eric C. West. The second is the Speech by SEC Staff: Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments (the “2006 SEC Speech”), by Joseph D. McGrath.

CoreLogic

Under the master license agreement and settlement agreement with CoreLogic (the “CoreLogic agreements”), the Company and CoreLogic agreed to dismiss all claims in exchange for the Company making non-cancellable future monthly payments to CoreLogic. Prior to the commencement of the CoreLogic agreements, Zillow did not use any of CoreLogic’s data in its business. In connection with the CoreLogic agreements, the Company acquired a license for assessor and recorder data.

The Company evaluated the accounting for the CoreLogic agreements in light of the guidance included in ASC 450-20-50 and both the 2007 SEC Speech and the 2006 SEC Speech, and concluded that based on the substance of the arrangement, the total consideration to be paid to CoreLogic over the contractual term should be allocated on a pro rata basis based on the respective fair values of each of the elements in the arrangement.

The assessor and recorded data purchased under the CoreLogic agreements provides information about a home and its related transactions, which will be displayed on the Company’s website and also used in Zillow’s proprietary valuation algorithms to produce Zestimates, Rent Zestimates and Zillow Home Value Indexes. To estimate the fair value of the data license purchased under the CoreLogic agreements, Zillow compared both the recorder data (number of counties with deed coverage) and the assessor data (total number of property records) to similar data sets that Zillow has purchased under data agreements with other third parties. The Company believes the data agreements with the other third parties provide evidence to support the fair value of a home details data license, as the data agreements with other third parties were all entered into at arm’s length. The Company calculated the blended average cost per month for units of data obtained under the other third party agreements, and estimated the fair value of the data purchased under the CoreLogic agreements by applying the per unit blended average costs under the other data agreements to the number of units of data provided under the CoreLogic agreements. As a result, a total of $* was allocated to the data license for the assessor and recorder data purchased under the CoreLogic agreements.

The Company believes that estimating the fair value of the rights to the patent that were granted to the Company under the CoreLogic agreements serves as a reasonable proxy for estimating the amount that should be allocated to the settlement component of the

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

August 23, 2012

arrangement. The Company believes that estimating the fair value of a potential royalty arrangement under Zillow’s automated valuation model provides a reasonable basis to estimate the fair value of the CoreLogic automated valuation model patent.

To estimate the fair value of the patent, the Company performed a relief-from-royalty analysis by which the Company applied an estimated royalty rate to the Company’s historical and anticipated future cash flows through the CoreLogic patent expiration date. The revenue cash flows used in the valuation model included both the Company’s historical graphical endemic and adjacent revenue (included in display revenue), as the Company believes this revenue stream is most directly impacted by Zillow’s valuation methodology (the Zestimate). The Company believes the Zestimate valuation provided on homes drives traffic to Zillow’s website and results in recognition of display revenue as impressions are delivered to the website users. Of the total display revenue, the Company estimated the relative percentage that is most directly related to the Zestimate feature based on historical site survey information related to traffic to the Company’s website. Based on the historical site survey information, the Company estimated the portion of its revenue stream that could be subject to a royalty rate, and applied an estimated royalty rate to arrive at the estimated fair value of the settlement component of the arrangement. Based on this methodology, $* was allocated to the settlement component of the arrangement.

CIVIX

The Company evaluated the settlement and license agreement with CIVIX and concluded that the $850,000 payment made by the Company to CIVIX for the full release and license under all patents and patent applications owned or controlled by CIVIX should be allocated based on the Company’s best estimate of the fair value of each of the elements in the arrangement, namely the settlement of past claims and the prepaid royalty. The 2006 SEC Speech mentioned above states, “We generally believe that fair value is a more appropriate allocation basis than the stated amounts in the contract.” Thus, the Company concluded that the $850,000 payment should be allocated to both royalties due for the past (since February 2006 when the Company first began providing the service the patent license relates to) and future royalties owed through the patent expiration date in January 2015.

The Company determined that the $850,000 payment should be allocated ratably over time to the past as litigation settlement expense and to the future as a prepaid royalty, as this allocation methodology is the Company’s best estimate of fair value of each of the elements in the arrangement. The Company notes that this straight-line attribution methodology is similar to the amortization attribution methodology the Company follows for its intangible assets related to purchased content, whereby the Company records straight-line amortization expense, as the Company does not have the ability to accurately predict traffic to its mobile applications and websites.

The amount allocated to settlement litigation expense of $* as of the settlement date is calculated based on the period of time between the date the Company’s website launched in February 2006 (when the Company first began providing the service the patent license

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

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relates to) through the settlement date in November 2011. The amount allocated to the past was recognized as of the settlement date, as that is when the amount became probable of occurrence and estimable in accordance with ASC 450-20-50. The amount that is attributable to future periods of $* was recorded as a prepaid royalty to be amortized through the expiration of the patent in January 2015.

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7122.

Respectfully submitted,

/s/ Chad M. Cohen

Chad M. Cohen

cc (w/o enc.):	Spencer M. Rascoff
Kathleen Philips
David F. McShea

*	Certain information herein has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.